Filed pursuant to Rule 433

Registration File No. 333- 223083

Supplementing the Preliminary Prospectus

Supplement dated July 18, 2019

(To Prospectus dated February 16, 2018)

Comerica Incorporated

Pricing Term Sheet

$200,000,000

4.000% Senior Notes due 2029

July 18, 2019

Issuer:	Comerica Incorporated

Security Type:	Senior Notes

Expected Ratings*:	Moody’s: A3 (Stable Outlook); S&P: BBB+ (Stable Outlook); Fitch: A (Stable Outlook)

Principal Amount**:	$200,000,000

Pricing Date:	July 18, 2019

Settlement Date***:	August 1, 2019

Maturity Date:	February 1, 2029

Interest Payment Dates:	February 1 and August 1 of each year, beginning on February 1, 2020

Reference Benchmark:	2.375% due May 15, 2029

Benchmark Price and Yield:	103-02 ; 2.029%

Spread to Benchmark:	+105 bps

Reoffer Yield:	3.079%

Coupon:	4.000%

Price to Investors (%):	107.371% of Principal Amount

Par Call:	On and after November 3, 2028

CUSIP/ISIN:	200340 AT4 / US200340AT44

Book-Running Manager:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Comerica Securities, Inc. Sandler O’Neill & Partners, L.P.

Concurrent Offering:	$500,000,000 aggregate principal amount of Comerica Bank 2.500% Senior Notes due 2024. The closing of this offering is not contingent on the closing of the concurrent offering.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The notes will constitute a further issuance of, and will be consolidated and will form a single series with the $350,000,000 aggregate principal amount of 4.000% Senior Notes due 2029 issued on February 1, 2019.

***

It is expected that delivery of the notes will be made against payment therefor on or about August 1, 2019, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes prior to the second business day prior to the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or RBC Capital Markets, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.